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SEC FILE NUMBER
001-32209

CUSIP NUMBER
94946T106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WellCare Health Plans, Inc.
Full Name of Registrant

Former Name if Applicable

8725 Henderson Road, Renaissance One
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33634
City, State and Zip Code

Persons who are to respond to the collection of information contained in
This form are not required to respond unless the form display a currently valid OMB control number.
SEC 1344 (05-06)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously disclosed, on October 24, 2007, certain federal and state agencies executed a search warrant at the headquarters of WellCare Health Plans, Inc. (the “Company”) in Tampa, Florida.  The Company understands the investigation is being conducted by the U.S. Department of Justice, the U.S. Federal Bureau of Investigation, the U.S. Department of Health and Human Services Office of Inspector General and the Florida Attorney General’s Medicaid Fraud Control Unit.  In addition, the Company is responding to requests for information from the Securities and Exchange Commission.  The Company is also responding to subpoenas issued by the State of Connecticut Attorney General’s Office involving transactions between the Company and its affiliated companies and their potential impact on the costs of Connecticut’s Medicaid program.  The Company is cooperating with the government agencies in connection with these investigations.

To date, neither the Company, nor any of its subsidiaries, has been advised by these federal and state agencies as to the full scope of the investigations, and neither the Company nor any of its subsidiaries knows whether or the extent to which such investigations might lead to fines, penalties, operating restrictions or impacts on the historical financial statements of the Company or any of its subsidiaries.  However, in a press release dated October 24, 2007, the U.S. Department of Justice said that “[t]he ongoing investigation does not directly concern, nor should it have any impact upon, the delivery of any health care service to any person.”

A Special Committee of the Company’s Board of Directors is conducting an independent investigation into matters raised as part of the ongoing government investigations as well as other governmental or private party proceedings that may commence.  The Company is unable to predict when the Special Committee will complete its work.  The Special Committee has retained the law firm of Davis Polk & Wardwell to advise and assist it in the conduct of the Special Committee’s independent investigation.

Until the independent investigation conducted by the special committee is complete, the Company, in addition to having been unable to file its Form 10-Q for the quarter ended September 30, 2007 as it previously announced, will not be in a position to file its Form 10-K for the year ended December 31, 2007 by the required filing date or on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.  As a result of the delay in its filing of the Form 10-K for the year ended December 31, 2007, the Company expects to be subject to the NYSE’s late filing procedures as they pertain to annual reports.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Heath Schiesser	813	290-6200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑
The Company has not filed its quarterly report on Form 10-Q for the quarter ended September 30, 2007.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The pendency of the investigations described under Part III above precludes the Company, at this time, from providing a reasonable estimate of its 2007 results of operations and comparing such estimate with previously reported 2006 results of operations for the purpose of stating whether there will be a significant change in the results of operations of the Company.

WellCare Health Plans, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2008	By	/s/ Heath Schiesser
Heath Schiesser
President and Chief Executive Officer